Cooperation Agreement
between POSCO and Roy Hill Holdings Pty. Ltd.

On January 14, 2010, POSCO and Roy Hill Holdings Pty. Ltd. (thereafter “Company”) entered into a Cooperation Agreement under which POSCO shall (i) support the project feasibility study, (ii) make contribution for the port dredging costs, and (iii) acquire conversion right of the Company constituting 3.75% of the total issued and outstanding shares of the Company. Upon satisfactory completion of the project feasibility study, POSCO will acquire and own a total of 15% of the total issued and outstanding shares of the Company, including exercise of 3.75% equity conversion right.